EXHIBIT 5.1

August 5, 2003

Cirrus Logic, Inc.

2901 Via Fortuna

Austin, TX 78746

Re:	Cirrus Logic, Inc. Fourth Amended and Restated 1989 Employee Stock Purchase Plan

Ladies and Gentlemen:

This opinion is being rendered to you in connection with the actions taken and proposed to be taken by Cirrus Logic, Inc., a Delaware corporation (the “Company”), in connection with the registration pursuant to the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of 1,500,000 shares of its Common Stock issuable pursuant to the Cirrus Logic, Inc. Fourth Amended and Restated 1989 Employee Stock Purchase Plan, (the “1989 ESPP”) adopted by the Company’s Board of Directors.

I have examined such documents, certificates, records, authorizations and proceedings and have made such investigations as I have deemed necessary or appropriate in order to give the opinion expressed herein. In such examination I have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as copies. In addition, I have relied, to the extent I deem such reliance proper, upon such certificates of public officials and officers of the Company with respect to the accuracy of material factual matters contained therein which were not independently established.

Based on the foregoing, it is my opinion that the Common Stock referred to above has been duly authorized by the Company and, when issued and, in the case of shares to be issued upon exercise of stock options granted under the 1989 ESPP, the option price therefor paid as described in the 1989 ESPP, will be validly issued, fully paid and nonassessable shares of Common Stock of the Company.

I hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement.

Very truly yours,

/s/ Stephanie Lucie

Stephanie Lucie

Vice President, Associate General Counsel

and Corporate Secretary